
SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

24 June 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington DC 205549
USA


03024751

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

pp Michelle Woodall
Senior Company Secretarial Assistant


PROCESSED
JUL 30 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JUL 2 1 2003
WASH. D.C. 181 SECTION

Enc.

dlw 7/24

Board Changes

Severn Trent Plc announces that Eric Anstee, a non-executive Director, will be leaving the board of Severn Trent Plc as a result of his impending appointment as Chief Executive of the Institute of Chartered Accountants for England & Wales. He is due to take up his new appointment on 15 September 2003.

A further announcement will be made when the arrangements and timing of Mr Anstee's departure from the board of Severn Trent Plc have been finalised.